
Mail Stop 4561

March 30, 2016

Raymond P. Dolan
President and Chief Executive Officer
Sonus Networks, Inc.
4 Technology Park Drive
Westford, MA 01886

> **Re:    Sonus Networks, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2016**
> **File No. 001-34115**

Dear Mr. Dolan:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 3—APPROVAL OF A STOCK OPTION EXCHANGE PROGRAM, page 30

1.    If the Stock Option Exchange Program is set forth in a written document, please file a copy with the revised preliminary proxy statement.  See Item 12(e) of Schedule 14A.

2.    Please revise to include or incorporate by reference the financial information required by Item 13(a) of Schedule 14A, or advise us why you believe you are not required to do so. Please refer to Item 12(f) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc:     Jonathan Wolfman, Esq.
        WilmerHale